EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Six Months Ended June 30,	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Fixed charges	$57,549	$93,975	$73,643	$75,104	$77,848	$66,080
Fixed charges	$57,549	$93,975	$73,643	$75,104	$77,848	$66,080
Net income	48,983	108,325	140,820	126,487	163,626	160,204
	$106,532	$202,300	$214,463	$201,591	$241,474	$226,284
Ratio of net income to fixed charges	1.85:1	2.15:1	2.91:1	2.68:1	3.10:1	3.42:1

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Six Months Ended June 30,	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Fixed charges	$57,549	$93,975	$73,643	$75,104	$77,848	$66,080
Preferred stock items:
Redemption preference premiums*	–	–	–	19,924	–	–
Dividends	7,669	15,160	13,781	17,536	21,021	20,369
Combined fixed charges and preferred stock items	$65,218	$109,135	$87,424	$112,564	$98,869	$86,449

Fixed charges	$57,549	$93,975	$73,643	$75,104	$77,848	$66,080
Net income	48,983	108,325	140,820	126,487	163,626	160,204
	$106,532	$202,300	$214,463	$201,591	$241,474	$226,284
Ratio of net income to combined fixed charges and preferred stock dividends	1.63:1	1.85:1	2.45:1	1.79:1	2.44:1	2.62:1

*
Capstead’s Series A and B preferred shares were redeemed in June 2013.  The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.